Exhibit 99.1

Cheetah Mobile Announces Second Quarter 2014 Unaudited Financial Results

2Q14 Total Revenues Up 139.3% YoY and 20.5% QoQ to RMB380.3 Million

2Q14 Mobile Revenues Up 1103.0% YoY and 42.0% QoQ to RMB76.2 Million

2Q14 Non-GAAP Net Income Up 301.9% YoY and 99.6% QoQ to RMB65.4 Million

Beijing, China, August 19, 2014 – Cheetah Mobile Inc. (NYSE: CMCM) (“Cheetah Mobile” or the “Company”), a leading mobile internet company that provides mission critical applications to help make the internet and mobile experience speedier, simpler, and safer for users worldwide, today announced its unaudited financial results for the second quarter ended June 30, 2014.

Second Quarter 2014 Financial Highlights

•	Total revenues increased by 139.3% year-over-year and 20.5% quarter-over-quarter to RMB380.3 million (US$61.3 million).

•	Mobile revenues increased by 1,103.0% year-over-year and 42.0% quarter-over-quarter to RMB76.2 million (US$12.3 million).

•	Net income increased by 876.8% to RMB13.4 million (US$2.2 million) in the second quarter of 2014 from RMB1.4 million in the prior year period.

•	Non-GAAP net income (which excludes share-based compensation expenses from net income) increased by 301.9% year-over-year and 99.6% quarter-over-quarter to RMB65.4 million (US$10.5 million).

Key Operating Metrics

•	Total mobile user installations globally increased by 32.0% quarter-over-quarter to 662.2 million as of June 30, 2014.

•	Mobile monthly active users (“Mobile MAUs”) increased by 255.2% year-over-year and 27.8% quarter-over-quarter to 284.3 million as of June 2014.

•	Mobile MAUs from overseas markets were 67.0% of total mobile MAUs in June 2014, compared with 63.0% in the prior period.

•	Monthly active users of Duba.com Personal Start Page increased by 70.2% year-over year and 24.6% quarter-over-quarter to 67.6 million in June 2014.

Mr. Sheng Fu, Cheetah Mobile’s Chief Executive Officer, stated, “We are pleased to report strong performance across all of our key business lines in the second quarter. We are also excited to report another quarter of rapid user growth, laying a strong foundation for our future growth. In June 2014, our mobile MAUs grew at an impressive rate of over 255% year-over-year to reach 284.3 million users worldwide, with approximately 67% of those users coming from overseas markets. Additionally, our mobile applications continue to gain popularity worldwide. According to App Annie, five of our mobile applications were ranked among the top 40 most downloaded non-game apps on Google Play worldwide in July 2014. Our Clean Master application continues to be ranked #1 in the Tools category on Google Play. On the development front, we remain focused on creating differentiated mobile applications to drive user growth and engagement. During the quarter, we launched an extremely light and fast mobile browser, CM Browser, which became one of the top 40 most downloaded non-game apps on Google Play in July. Going forward, we will continue to pursue strategic opportunities to expand our mobile business, and to maintain our leading global market position.”

Mr. Andy Yeung, Cheetah Mobile’s Chief Financial Officer, commented, “Our quarterly revenues continued on a strong trajectory, hitting a record of RMB380 million. In addition to robust mobile user growth, we also made significant progress on the mobile monetization front this quarter, with mobile revenues growing 1,103% year-over-year and 42% quarter-over-quarter to RMB76 million. Mobile revenues has become a material revenue contributor and now accounts for 20% of our total revenues in the second quarter, a dramatic increase from only 4% a year ago. Looking forward, we remain committed to strengthening our mobile monetization effort as it becomes an increasingly important driver of our overall top line growth, as well as continuing to make investments that will lead to increased user growth and expand our product portfolio and service offerings.”

Second Quarter 2014 Financial Results

REVENUES

Total revenues for the second quarter of 2014 increased by 139.3% to RMB380.3 million (US$61.3 million) from RMB158.9 million in the prior year period. This increase was primarily due to the increase in revenues from online marketing services and IVAS. Revenues generated from our mobile business increased to RMB76.2 million (US$12.3 million) from RMB6.3 million in the prior year period. This increase was primarily due to the increased acceptance of the Company’s mobile marketing services and the growth of its mobile gaming services.

•	Revenues from online marketing services increased by 112.1% to RMB283.4 million (US$45.7 million) in the second quarter of 2014 from RMB133.6 million in the prior year period. This increase was due to growth in marketing revenues from key online marketing customers driven by significant growth in our user traffic on the Company’s online marketing platforms, as well as a significant ramp-up of our mobile advertising business.

•	Revenues from internet value added services (“IVAS”) significantly increased by 571.3% to RMB84.6 million (US$13.6 million) in the second quarter of 2014 from RMB12.6 million in the prior year period. This increase was primarily driven by the increase in the number of PC and mobile games the Company published and the increase in the number of monthly paying users, as well as the Company’s expansion into online lottery services.

•	Revenues from internet security services and others decreased by 3.0% to RMB12.4 million (US$2.0 million) in the second quarter of 2014 from RMB12.8 million in the prior year. This decrease was primarily due to the Company ceasing to promote subscriptions services to paying users in a strategic reorientation which started in 2011, resulting in a decrease in the number of paying customers.

COST OF REVENUES AND GROSS PROFIT

Cost of revenues increased by 177.7% to RMB81.8 million (US$13.2 million) in the second quarter of 2014 from RMB29.4 million in the prior year period. The increase in cost of revenues was mainly driven by higher bandwidth and IDC costs as well as costs associated with the mobile game business.

Gross profit increased by 130.5% to RMB298.5 million (US$48.1 million) in the second quarter of 2014 from RMB129.5 million in the prior year period. Gross margin was 78.5% in the second quarter of 2014 compared with 81.5% in the prior year period.

OPERATING INCOME AND EXPENSES

Total operating expenses for the second quarter of 2014 increased by 141.2% to RMB285.1 million (US$46.0 million) from RMB118.2 million in the prior year period. Total non-GAAP operating expenses, which exclude share-based compensation expenses, for the second quarter of 2014 increased by 125.6% to RMB233.1 million (US$37.6 million) from RMB103.3 million in the prior year period.

•	Research and development expenses increased by 93.8% to RMB103.3 million (US$16.7 million) from RMB53.3 million in the prior year period. This increase was primarily due to the expansion of research and development personnel as well as an increase in share-based compensation expenses. Non-GAAP research and development expenses, which exclude share-based compensation expenses, for the second quarter of 2014 increased by 78.7% to RMB88.6 million (US$14.3 million) from RMB49.6 million in the prior year period.

•	Selling and marketing expenses increased by 312.9% to RMB117.5 million (US$18.9 million) from RMB28.5 million in the prior year period. The increase was primarily due to expenses incurred in further promoting our mobile business. Non-GAAP selling and marketing expenses, which exclude share-based compensation expenses, increased by 307.6% to RMB115.6 million (US$18.6 million) from RMB28.4 million in the prior year period.

•	General and administrative expenses increased by 76.2% to RMB64.2 million (US$10.4 million) from RMB36.4 million in the prior year period. This increase was primarily due to an increase in share-based compensation expenses and professional service fees. Non-GAAP general and administrative expenses, which exclude share-based compensation expenses, increased by 13.9% to RMB28.9 million (US$4.7 million) from RMB25.4 million in the prior year period.

Operating profit increased by 19.2% to RMB13.5 million (US$2.2 million) in the second quarter of 2014 from RMB11.3 million in the prior year period. Operating margin was 3.5% in the second quarter of 2014 compared with 7.1% in the prior year period.

Non-GAAP operating profit1 increased by 150.0% to RMB65.5 million (US$10.6 million) in the second quarter of 2014 from RMB26.2 million in the prior year period. For the second quarter of 2014, share-based compensation expenses were RMB52.0 million (US$8.4 million) compared with RMB14.9 million in the second quarter of 2013. Non-GAAP operating margin2 increased to 17.2% in the second quarter of 2014 from 16.5% in the prior year period.

NET INCOME

Net income increased by 876.8% to RMB13.4 million (US$2.2 million) in the second quarter of 2014 from RMB1.4 million in the prior year period. Net margin increased to 3.5% in the second quarter of 2014 from 0.9% in the prior year period.

Non-GAAP net income3 increased by 301.9% to RMB65.4 million (US$10.5 million) from RMB16.3 million in the prior year period. Non-GAAP net margin4 increased to 17.2% in the second quarter of 2014 from 10.2% in the prior year period.

[1]	Non-GAAP operating profit is a non-GAAP financial measure, which is defined as operating profit excluding share-based compensation expenses.
[2]	Non-GAAP operating margin is a non-GAAP financial measure, which is defined as non-GAAP operating profit as a percentage of total revenues.
[3]	Non-GAAP net income is a non-GAAP financial measure, which is defined as net income excluding share-based compensation expenses.
[4]	Non-GAAP net margin is a non-GAAP financial measure, which is defined as Non-GAAP net income as a percentage of total revenues.

NET INCOME PER ADS

Diluted earnings per ADS in the second quarter of 2014 increased to RMB0.10 (US$0.02) from RMB0.01 in the prior year period.

Non-GAAP diluted earnings per ADS5 in the second quarter of 2014 increased to RMB0.49 (US$0.08) from RMB0.15 in the prior year period.

CASH AND TIME DEPOSITS BALANCE

As of June 30, 2014, the Company had cash, cash equivalents, and short-term investments of RMB1.9 billion (US$310.7 million).

SHARES ISSUED AND OUTSTANDING

As of June 30, 2014, the Company had a total of 1,399,170,937 Class A and Class B ordinary shares issued and outstanding. One ADS represents 10 Class A ordinary shares.

SUMMARY OF CERTAIN RECENT DEVELOPMENTS

•	Cheetah Mobile reached a definitive agreement to fully acquire HongKong Zoom Interactive Network Marketing Technology Limited (“HongKong Zoom Interactive”) for a total consideration payable of up to US$30 million on June 11th, 2014. The transaction was completed in July 2014.

•	Cheetah Mobile entered into a share purchase agreement with Hong Kong Youloft Technology Limited (“Youloft”) and shareholder’s of Youloft to acquire an approximately 51.9% equity interest in Youloft for a total consideration payable of up to US$16.6 million on June 13th, 2014. Youloft mainly operates the Wannianli series of mobile applications. The transaction is subject to customary closing conditions.

•	Cheetah Mobile entered into a supplemental agreement with Shenzhen Tencent Computer Systems Company Limited (“Tencent Shenzhen”), a subsidiary of Tencent Holdings Limited (“Tencent”), which increases the annual caps for fees payable by Tencent and its subsidiaries and their respective associates to Cheetah on July 31st, 2014. Under the new supplemental agreement, the annual caps for the two years ending December 31, 2015 have been increased from RMB22 million and RMB33 million to RMB100 million and RMB105 million, respectively.

•	Cheetah Mobile entered into a share purchase agreement with Beijing Starsinhand Technology Company Limited (“Starsinhand”), a subsidiary of Tencent Holdings Limited (“Tencent”), to acquire an additional approximately 22.2% equity interest in Moxiu Technology (Beijing) Co., Ltd. (“Moxiu Technology”) for a total consideration of RMB30 million in cash on August 12th, 2014. Upon completion of the transaction under the agreement, Cheetah will become the majority shareholder of Moxiu Technology, holding approximately 50.5% equity interest.

BUSINESS OUTLOOK

For the third quarter of 2014, the Company expects its total estimated revenues to be between RMB430 million (US$69.3 million) and RMB440 million (US$70.9 million), representing a year-over-year growth of approximately 132% to 137%. The forecast reflects the Company’s current and preliminary view, which is subject to change.

[5]	Non-GAAP diluted earnings per ADS is a non-GAAP financial measure, which is defined as Non-GAAP net income divided by weighted average number of diluted ADS.

Conference Call Information

Company will hold a conference call on Tuesday, August 19, 2014 at 8:00 am Eastern Time or 8:00 pm Beijing Time to discuss the financial results. Listeners may access the call by dialing the following numbers:

United States:	+1-877-870-4263
International Toll Free:	+1-412-317-0790
China Domestic:	4001-201203
Hong Kong:	+800-905945
Conference ID:	#10050701

A live and archived webcast of the conference call will also be available at the Company’s investor relations website at http://ir.cmcm.com/.

Exchange Rate

This press release contains translations of certain Renminbi amounts into U.S. dollars at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from Renminbi to U.S. dollars, in this press release, were made at a rate of RMB6.2036 to US$1.00, the noon buying rate in effect on June 30, 2014 in the City of New York for cable transfers in Renminbi per U.S. dollar as certified for customs purposes by the Federal Reserve Bank of New York. Such translations should not be construed as representations that RMB amounts could be converted into U.S. dollars at that rate or any other rate, or to be the amounts that would have been reported under accounting principles generally accepted in the United States of America (“U.S. GAAP”).

About Cheetah Mobile Inc.

Cheetah Mobile is a leading mobile internet company with approximately 284.3 million mobile monthly active users in June 2014. Its mission critical applications, including Clean Master, CM Security, Battery Doctor and Duba Anti-virus, help make the internet and mobile experience speedier, simpler, and safer for users worldwide. Cheetah Mobile is the second largest internet security software provider in China by monthly active users as of June 2014, according to iUserTracker of iResearch, and the publisher of Clean Master, the #1 mobile app in the Google Play Tools category worldwide by monthly downloads in June 2014, according to App Annie.

The Company also provides various platform products such as Duba.com, Cheetah browser, game centers, and mobile app stores to provide multiple user traffic entry points and global content distribution channels for its business partners.

Safe Harbor Statements

This press release contains forward-looking statements. These statements, including management quotes and business outlook, constitute forward-looking statements under the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those expressed or implied in the forward-looking statements. These forward-looking statements include, but are not limited to, statements about: Cheetah Mobile’s growth strategies; Cheetah Mobile’s ability to retain and increase its user base and expand its product and service offerings; Cheetah Mobile’s ability to monetize its platform; Cheetah Mobile’s future business development, financial condition and results of operations; competition from companies in a number of industries including internet companies that provide online marketing services and internet value-added services; expected changes in Cheetah Mobile’s revenues and certain cost or expense items; and general economic and business condition globally and in China. Further information regarding these and other risks is included in Cheetah Mobile’s filings with the U.S. Securities and Exchange Commission. Cheetah Mobile does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

Use of Non-GAAP Financial Measures

To supplement Cheetah Mobile’s consolidated financial information presented in accordance with U.S. GAAP, Cheetah Mobile uses adjusted operating profit, adjusted operating margin, adjusted net income, adjusted net margin and adjusted diluted earnings per ADS, which are non-GAAP financial measures.

Adjusted operating profit and adjusted operating margin reflects operating profit excluding share-based compensation costs. Adjusted net income is net income excluding share-based compensation costs. Adjusted net margin is adjusted net income as a percentage of total revenues. Adjusted diluted earnings per ADS is adjusted net income or loss attributable to ordinary shareholders divided by weighted average number of diluted ADS.

The Company believes that separate analysis and exclusion of the non-cash impact of share-based compensation costs adds clarity to the constituent parts of its performance from the cash perspective. The Company reviews these non-GAAP financial measures together with GAAP financial measures to obtain a better understanding of its operating performance. It uses the non-GAAP financial measure for planning, forecasting and measuring results against the forecast. The Company believes that non-GAAP financial measure is useful supplemental information for investors and analysts to assess its operating performance without the effect of non-cash share-based compensation costs, which have been and will continue to be significant recurring expenses in its business. However, the use of non-GAAP financial measures has material limitations as an analytical tool. One of the limitations of using non-GAAP financial measures is that they do not include all items that impact the Company’s net income for the period. In addition, because non-GAAP financial measures are not measured in the same manner by all companies, they may not be comparable to other similar titled measures used by other companies. In light of the foregoing limitations, you should not consider non-GAAP financial measure in isolation from or as an alternative to the financial measure prepared in accordance with U.S. GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Cheetah Mobile Inc. Reconciliations of GAAP and Non-GAAP Results” at the end of this release.

Investor Relations Contact

Cheetah Mobile Inc.

Helen Jing Zhu

Tel: +86 10 6292 7779

Email: IR@cmcm.com

ICR, Inc.

Calvin Jiang

Tel: +1 (646) 417-5395

Email: IR@cmcm.com

Cheetah Mobile Inc.

Condensed Consolidated Balance Sheet

(in ‘000, except for per share data)

	As of
	December 31, 2013	June 30, 2014	June 30, 2014
	RMB	RMB	US$
	(Audited)	(Unaudited)	(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	530,536	929,927	149,902
Short-term investments	55,780	997,647	160,817
Accounts receivable	100,428	136,648	22,027
Prepayments and other current assets	63,037	86,092	13,878
Due from related parities	12,868	27,162	4,378
Deferred tax assets	1,913	1,147	185

Total current assets	764,562	2,178,623	351,187

Non-current assets:
Property and equipment , net	31,326	36,440	5,874
Intangible assets, net	32,850	113,829	18,349
Goodwill	52,819	77,452	12,485
Long-term investments	12,054	105,831	17,060
Deferred tax assets	7,178	8,122	1,309
Other non-current assets	8,804	9,091	1,465

Total non-current assets	145,031	350,765	56,542

Total assets	909,593	2,529,388	407,729

LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ EQUITY

Accounts payable	23,439	89,569	14,438
Accrued expenses and other current liabilities	181,551	238,846	38,501
Redemption right liabilities	5,711	1,084	175
Deferred revenue	7,840	25,649	4,135
Due to related parties	31,893	25,697	4,142
Income tax payable	13,534	905	146
Deferred tax liability	—	1,450	234

Total current liabilities	263,968	383,200	61,771

Non-current liabilities:
Deferred revenue	2,866	1,684	271
Deferred tax liability	39,206	46,964	7,570
Other non-current liabilities	9,485	6,602	1,065

Total non-current liabilities	51,557	55,250	8,906

Total liabilities	315,525	438,450	70,677

Commitments and contingencies

Mezzanine equity:
Series A convertible preferred shares	119,976	—	—
Series B convertible preferred shares	321,965	—	—

Total mezzanine equity	441,941	—	—

Shareholders’ equity:
Ordinary shares	150	212	34
Additional paid-in capital	63,919	1,982,253	319,533
Retained earnings	74,819	106,929	17,237
Accumulated other comprehensive income	13,239	1,544	248

Total shareholders’ equity	152,127	2,090,938	337,052

Total liabilities, mezzanine equity and shareholders’ equity	909,593	2,529,388	407,729

Cheetah Mobile Inc.

Condensed Consolidated Statements of Comprehensive Income

(in ‘000, except for per share data and number of shares and ADSs)

	For The Three Months Ended
	June 30, 2013	March 31, 2014	June 30, 2014	June 30, 2014
	RMB	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Revenues	158,931	315,712	380,301	61,303
Online marketing services	133,568	232,192	283,356	45,676
Internet value-added services	12,596	71,810	84,562	13,631
Internet security services and others	12,767	11,710	12,383	1,996

Cost of revenues (a)	(29,442)	(70,417)	(81,772)	(13,181)

Gross profit	129,489	245,295	298,529	48,122

Operating expenses:
Research and development (a)	(53,313)	(77,760)	(103,336)	(16,657)
Selling and marketing (a)	(28,463)	(111,636)	(117,533)	(18,946)
General and administrative (a)	(36,431)	(36,649)	(64,208)	(10,350)

Total operating expenses	(118,207)	(226,045)	(285,077)	(45,953)

Operating profit	11,282	19,250	13,452	2,169
Other income (expenses):
Interest income	1,213	1,980	5,313	856
Changes in fair value of redemption right granted to a non-controlling shareholder	—	3,488	89	14
Changes in fair value of contingent consideration	(139)	(437)	(525)	(85)
Changes in fair value of put options granted to employees	—	332	140	23
Foreign exchange gain (loss), net	1,198	(40)	148	24
Other income, net	22	269	300	49
Gains (losses) from equity method investments	(1,340)	(1,547)	(1,306)	(211)

Income before tax	12,236	23,295	17,611	2,839
Income tax benefit (expense)	(10,863)	(4,596)	(4,200)	(677)

Net income	1,373	18,699	13,411	2,162

Earnings per share
Basic	0.00	0.02	0.01	0.00
Diluted	0.00	0.02	0.01	0.00

Earnings per ADS
Basic	0.01	0.16	0.11	0.02
Diluted	0.01	0.16	0.10	0.02

Weighted average number of shares outstanding
Basic	924,401,647	944,224,593	1,184,715,115	1,184,715,115
Diluted	1,073,287,645	1,208,937,986	1,329,554,370	1,329,554,370
Weighted average number of ADSs used in computation
Basic	92,440,165	94,422,459	118,471,512	118,471,512
Diluted	107,328,765	120,893,799	132,955,437	132,955,437

Other comprehensive income (loss), net of tax
Foreign currency translation adjustments	(1,061)	3,513	(943)	(152)
Unrealized gains on available-for-sale securities, net	—	969	(15,235)	(2,456)

Other comprehensive income (loss)	(1,061)	4,482	(16,178)	(2,608)

Comprehensive income	312	23,181	(2,767)	(446)

(a)	Share-based compensation expenses

In (‘000)	For The Three Months Ended
	June 30, 2013	March 31, 2014	June 30, 2014	June 30, 2014
	RMB	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Cost of revenues	3	–2	3	1
Research and development	3,722	6,029	14,740	2,376
Selling and marketing	108	817	1,959	316
General and administrative	11,076	7,237	35,325	5,694

Total	14,909	14,081	52,027	8,387

Cheetah Mobile Inc.

Reconciliation of GAAP to Non-GAAP Results

(in ‘000 of RMB unless otherwise indicated, except for per share data)

	For The Three Months Ended June 30, 2014
	GAAP Result	% of Net Revenues	Share-based Compensation	% of Net Revenues	Non-GAAP Result	% of Net Revenues
Revenues	380,301		—		380,301
Cost of revenues	(81,772)	22%	3	0%	(81,769)	22%

Gross profit	298,529	78%	3	0%	298,532	78%

Research and development	(103,336)	27%	14,740	4%	(88,596)	23%
Selling and marketing	(117,533)	31%	1,959	1%	(115,574)	30%
General and administrative	(64,208)	17%	35,325	9%	(28,883)	8%

Total operating expenses	(285,077)	75%	52,024	14%	(233,053)	61%

Income from operations	13,452	4%	52,027	13%	65,479	17%
Net income	13,411	4%	52,027	13%	65,438	17%

Diluted earnings per ordinary share (RMB)	0.01		0.04		0.05
Diluted earnings per ADS (RMB)	0.10		0.39		0.49
Diluted earnings per ADS (USD)	0.02		0.06		0.08

	For The Three Months Ended March 31, 2014
	GAAP Result	% of Net Revenues	Share-based Compensation	% of Net Revenues	Non-GAAP Result	% of Net Revenues
Revenues	315,712		—		315,712
Cost of revenues	(70,417)	22%	(2)	0%	(70,419)	22%

Gross profit	245,295	78%	(2)	0%	245,293	78%

Research and development	(77,760)	25%	6,029	2%	(71,731)	23%
Selling and marketing	(111,636)	35%	817	0%	(110,819)	35%
General and administrative	(36,649)	11%	7,237	2%	(29,412)	9%

Total operating expenses	(226,045)	71%	14,083	4%	(211,962)	67%

Income from operations	19,250	7%	14,081	4%	33,331	11%
Net income	18,699	6%	14,081	4%	32,780	10%

Diluted earnings per ordinary share (RMB)	0.02		0.01		0.03
Diluted earnings per ADS (RMB)	0.16		0.12		0.28
Diluted earnings per ADS (USD)	0.02		0.02		0.04

	For The Three Months Ended June 30, 2013
	GAAP Result	% of Net Revenues	Share-based Compensation	% of Net Revenues	Non-GAAP Result	% of Net Revenues
Revenues	158,931		—		158,931
Cost of revenues (a)	(29,442)	19%	3	0%	(29,439)	19%

Gross profit	129,489	81%	3	0%	129,492	81%

Research and development	(53,313)	33%	3,722	2%	(49,591)	31%
Selling and marketing	(28,463)	18%	108	0%	(28,355)	18%
General and administrative	(36,431)	23%	11,076	7%	(25,355)	16%

Total operating expenses	(118,207)	74%	14,906	9%	(103,301)	65%

Income from operations	11,282	7%	14,909	9%	26,191	16%
Net income	1,373	1%	14,909	9%	16,282	10%

Diluted earnings per ordinary share (RMB)	0.00		0.01		0.01
Diluted earnings per ADS (RMB)	0.01		0.14		0.15
Diluted earnings per ADS (USD)	0.00		0.02		0.02

Cheetah Mobile Inc.

Revenues Generated from PC-based and Mobile-based Applications and Services

(Unaudited, in ‘000, except for per share data)

	For The Three Months Ended
	June 30, 2013	March 31, 2014	June 30, 2014	June 30, 2014
	RMB	RMB	RMB	USD
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
PC	152,594	262,009	304,065	49,014
Mobile	6,337	53,703	76,236	12,289

Total	158,931	315,712	380,301	61,303